25003293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69709

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Yuki-Co, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2173 Walker Lane
(No. and Street)

Salt Lake City (City) UT (State) 84177 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tad Bull (Name) 917-923-9649 (Area Code – Telephone Number) tad.bull@rubiconconsultinggroup.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2300 South (Address) Salt Lake City (City) UT (State) 84177 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 457 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OC 31-MARCH-2025 Oven

OATH OR AFFIRMATION

I, Jeffrey Collett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of YUKI-CO, LLC, as of 31-MARCH, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Managing Member

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Haynie &
Company

1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800

801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Yuki-Co, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Yuki-Co, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Yuki-Co, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Yuki-Co, LLC's management. Our responsibility is to express an opinion on Yuki-Co, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Yuki-Co, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 31, 2025

We have served as Yuki-Co, LLC's auditor since 2018.

YUKI-CO, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	124,205
Receivables		60,165
TOTAL ASSETS	$	184,370

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	52,720
TOTAL LIABILITIES	$	52,720
Members' Equity	$	131,650
TOTAL LIABILITIES & Members' Equity	$	184,370

See accompanying notes to financial statements

YUKI-CO, LLC
Notes to the Financial Statements
December 31, 2024

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Yuki - Co, LLC ("Yuki-Co") has been organized as a Utah limited liability company. Yuki-Co will continue business as a limited purpose broker-dealer focusing initially on (a) private offerings acting as a placement agent, and (b) third-party marketing of alternative investment funds ("Financial Securities"). Due to the limited business activities of the Firm, Yuki-Co is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of footnote 74 of the Securities and Exchange Commission Release # 34-70073.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

Revenue recognition

The Company recognizes revenues in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized according to a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Yuki-Co, LLC is the exclusive international placement agent for Yuki Management and Research Fund. Yuki-Co LLC is contracted to receive 50 basis points of the Net Asset Value (NAV) of Yuki Management and Research Fund. The Fund as of December 31, 2024, had $40,000,000 dollars NAV. Yuki-Co, LLC pays placement fees to a group of placement agents. Placement agents receive commissions of 30 basis points on funds introduced to Yuki Management and Research Fund. Subsequently, placement agents continue to receive quarterly fees on net assets that remain in the fund.

Yuki-Co, LLC is the placement agent for Synergy Fund Management Group, a Hong Kong-based multi-manager firm. Yuki-Co LLC is contracted to receive 25% of management fee revenue for investments made by introduced entities that invest in one of Synergy's commingled funds, and 20% of management fee revenue for investments made through a segregated account. As of December 31, 2024, Yuki-Co.'s assets under contract with Synergy were approximately $152 million, resulting in placement agent fees of $160,413 for 2024.

Revenues are recognized on a monthly basis and paid out to placement agents quarterly. Total placement agent fees for 2024 were $396,275. The accounts receivables as of December 31, 2024, were fund placement fees earned in December of 2024.

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Receivables

Receivables as of December 31, 2024, were fund placement fees earned in December 2024. Amounts classified as receivable were received in the subsequent months, therefore, an allowance for doubtful accounts was not considered necessary.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. INCOME TAXES

As a wholly owned limited liability company, the Company is not subject to Federal, state, or local income taxes. All items of income, expense, gains, and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits on December 31, 2024.

NOTE 4. COMPUTATION OF EXCESS NET CAPITAL

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1 "), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2024, the Company had a net capital of $71,485 and a minimum net capital requirement of $5,000. This resulted in a total excess net capital of $66,485.

NOTE 5. CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2024, the Company was not involved in any significant litigation. There are no other contingent liabilities.

NOTE 6. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 29, 2025, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2024.

NOTE 7. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Principal Operations Officer as the Financial Operations Principal as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.